Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-132936-14

CREDIT SUISSE
Eleven Madison Avenue	Telephone	+1 212 325-5200
New York, NY 10010	Fax	+1 212 325-6665
USA

Media Release

Global Warming ELEMENTSSM ETNs Linked to Credit Suisse Global
Warming Index Begin Trading Today

New York, April 2, 2008 Credit Suisse announced the launch of ELEMENTSSM exchange-traded notes (“ETNs”) linked to the Credit Suisse Global Warming Index, Exchange Series (“Global Warming ELEMENTS ETNs”).  The Global Warming ELEMENTS ETNs are intended to offer exposure to stocks of companies that have an increased focus on products or services related to minimizing global warming.  Global Warming ELEMENTS ETNs start trading today at the NYSE Arca under the symbol GWO.

The Global Warming ELEMENTS ETNs are linked to the performance of the Credit Suisse Global Warming Index, Exchange Series, an equally weighted index of 50 stocks that is rebalanced semi-annually.  To construct this proprietary index, Credit Suisse identifies companies with business segments that are focused on minimizing global warming, both in the area of managing energy demand (companies that provide solutions for efficient energy consumption) and in the area of improving the supply of energy-efficient technology and environmentally friendly power (companies that limit CO2 production, are involved in electricity generation from renewable sources or create bio-fuels or fuel-cells).  These companies are then systematically ranked according to the proprietary rules-based HOLTTM Scoring Methodology.  The 50 highest-ranking stocks are selected for inclusion in the index.

“We believe that Global Warming is going to be one of the key investment themes of our generation,” said Michael Clark, Head of Structured Retail Products for Credit Suisse in the Americas.  “This product leverages Credit Suisse’s proprietary HOLTTM Scoring Methodology, providing investors in the Global Warming ELEMENTS ETNs with easy access to the highest-ranking companies in this emerging sector.”

Calculated by Standard & Poor’s, the index is rebalanced every May and November, and is calculated as a total return index in U.S. dollars.

“The proprietary HOLTTM Scoring Methodology is based on three categories,” said David Holland, Managing Director and co-head of HOLT Valuation and Analytics. “The Operational category scores stocks according to corporate performance characteristics; the Valuation category scores stocks according to HOLT’s DCF model and the Momentum category scores stocks according to metrics that objectively measure market sentiment.”

ELEMENTS ETNs are designed to track the return of specific market measures and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors.  ELEMENTS ETNs can be purchased or sold through a broker or financial advisor.  For more information about ELEMENTS, consult your financial advisor and visit www.ELEMENTSetn.com or call 1-877-ETN-ADVICE (386-2384).

About Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse’s HOLT corporate performance and valuation advisory service offers clients unique insights into corporate performance and valuation.  HOLT maintains a proprietary database that currently contains over 20,000 companies in over 59 countries.  CFROI® and HOLT are trademarks or registered trademarks of Credit Suisse or its affiliates in the United States and other countries.

Press Contact

Tyrene Frederick, Credit Suisse  telephone +212-538-5767, tyrene.frederick@credit-suisse.com

Kathleen Cardoza, Nuveen  telephone +312-917-7813, kathleen.cardoza@nuveen.com

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the pricing supplement dated April 1, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007, and the other documents that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, Merrill Lynch & Co. or Nuveen Investments will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037 or 1-800-ETN-ADVICE (386-2384).